Filed by Occidental Petroleum Corporation
pursuant to rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Vintage Petroleum, Inc.
Commission File No.: 1-10578

The following information is excerpted from Occidental’s Quarterly Report on Form 10-Q for the period ending September 30, 2005:

In October 2005, Occidental Petroleum Corporation (Occidental) entered into an Agreement and Plan of Merger (Agreement) with Vintage Petroleum, Inc. (Vintage), pursuant to which Vintage would merge into a wholly owned subsidiary of Occidental. Vintage’s operating assets in Argentina and California provide opportunities to increase production and reserves through the application of enhanced oil recovery and exploitation techniques Occidental has employed successfully in other operations. Occidental will incorporate Vintage’s California assets into its nearby operations in the southern San Joaquin Valley and in the Sacramento Valley. Occidental also will integrate Vintage’s Latin American assets into its existing position in Latin America, where Occidental is one of the largest producers in Colombia and Ecuador, with combined third quarter 2005 net production of 79,000 barrels of oil per day. Occidental will acquire Vintage for $20.00 per Vintage share in cash, plus 0.42 Occidental shares per Vintage share. The total purchase price for Vintage’s approximately 68.3 million shares is about $3.5 billion. Additionally, Occidental expects to assume approximately $550 million of Vintage debt and expects to acquire cash of approximately $225 million from Vintage. As a result of this transaction, Occidental plans to implement a stock re-purchase program for 9 million Occidental shares in the open market or otherwise, from time-to-time, subject to market conditions and retention of the company's credit rating. Occidental expects to finance the acquisition and the stock re-purchase program from $1.7 billion of cash and short-term investments on hand as of September 30, 2005, plus additional cash generated in the fourth quarter. The Vintage transaction is expected to close in the first quarter of 2006, subject to regulatory and Vintage shareholder approvals.